

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2013

Via E-mail
Hong Mei Ma, President
Vibe Ventures, Inc.
Room 1707, 17th Floor, CTS Center
219 Zhong Shan Wu Road
510030 Guangzhou, CHINA

> **Re:** **Vibe Ventures Inc.**
> **Amendment No. 9 to Registration Statement on Form S-1**
> **Filed May 17, 2013**
> **File No. 333-164081**

Dear Ms. Ma:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:
   - Disclose that you are an emerging growth company;
   - Describe how and when a company may lose emerging growth company status;
   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
   - State your election under Section 107(b) of the JOBS Act:
     - If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
     - If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor

explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures. In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Please ensure that financial amounts disclosed throughout the filing tie to the respective amounts in the financial statements. For example, we note the following:
   - You identify on page 4, that you have incurred a deficit of $257 since inception. On page 53, you identify that the deficit accumulated as of April 30, 2013 is $56,384.
   - On page 7, you state your net loss since inception is $0. On page 54, you report this amount as $56,384.
   - On page 25, you identify your total liabilities as $22,376 as of October 31, 2012. You report this amount as $42,384 on page 45.

4. We note the added risk factors beginning on page 10 in response to prior comment 5 in our letter dated March 15, 2011. It remains unclear from your disclosure whether current restrictions under People's Republic of China law on direct foreign ownership of certain businesses apply to your business, given that the sale of your common stock would allow for direct foreign ownership of a business in China. Please provide us with your detailed analysis citing specific provisions or authoritative sources of Chinese law, demonstrating that your ownership structure complies with existing PRC laws and regulations. Tell us whether you relied on third party experts in reaching conclusions such as your determination that you will be a non-commercial information service that will require only registration with telecommunication authorities, and that an entity that has non-PRC owners may conduct such a business. If not, tell us how you are able to reach reliable conclusions in those respects.

Fee Table

5. You indicate in footnote (1) that you are relying on Securities Act Rule 457(c) for purposes of estimating the registration fee. Please tell us why you believe that this is the

proper subsection to rely on when you are offering shares at a fixed price. Alternatively, revise your footnote to rely on an appropriate subsection under Rule 457.

Cover Page

6.   Please include the page number where the risk factors are located. Refer to Item 501(b)(1) of Regulation S-K.

7.   Except for the second and third sentences, the information in the last paragraph on page 3 is repeated elsewhere in the cover page. Please revise to remove repetitive language in this paragraph so that your cover page conforms to the plain English principles in Securities Act Rule 421(d). Also remove the repetitive language in the last sentence of the penultimate paragraph on page 5 that appears elsewhere on that page.

Prospectus Summary

Our Company, page 5

8.   Your date of incorporation of October 29, 2009 is inconsistent with the date of incorporation stated in your financial statements and Note 1 on page 43. Please reconcile.

9.   Refer to the third sentence in the first paragraph in this section. Please update the deficit incurred through the most recent balance sheet date.

Selected Summary Financial Data, page 6

10.   Please update your April 30, 2013 column to reflect the amounts contained in your financial statements as of April 30, 2013. Also, ensure the amounts contained in your October 31, 2012 column correspond to the October 31, 2012 amounts in your financial statements on page 45.

Risk Factors, page 8

11.   Please expand the second paragraph in this section to explain the effect on investors of the inapplicability of the proxy rules and section 16 of the Exchange Act. Also revise the second paragraph on page 37 where you state that you are subject to the proxy rules.

We lack an operating history…, page 8

12.   Please expand this or add a separate risk factor to the risks to investor resulting from the uncertainty regarding your ability to continue as a going concern, the fact that the financial statements do not include adjustments that might result from the outcome of that

uncertainty, and the effects that the uncertainties may have on your ability to raise capital as well as the increased cost of capital.

It may be difficult to effect service of process…, page 10

13.   Please expand you risk factor caption and disclosure immediately thereunder to specifically discuss the obstacles that are present in enforcing judgments in China obtained as a result of claims based on alleged violations of the U.S. securities laws.

Use of Proceeds, page 12

14.   Please clarify how you defray the $5,000 in offering expenses in the table on page 12. For example, you state that you will incur $5,000 in offering expenses regardless of the number of shares sold, but in your table where you detail the use of proceeds, you do not indicate the source of funds to be used for the offering expenses. It would appear that you would have to sell at least $5,000 or 25% of the number of shares offered before any offering proceeds are available for working capital or software development. Please advise or revise your table accordingly. Likewise, make any similar revisions to the table beginning on page 17.

15.   Your statement immediately below the table that proceeds "at any amount" will allow you to operate for twelve months is inconsistent with the second paragraph under the caption "Capital Stock," where you state that only selling the entire offering would allow you to operate for twelve months. It is also inconsistent with your statement on page 23 that you need to raise at least $16,000 to operate for one year. Please reconcile.

16.   Please reconcile the spelling of your website address with the spelling on page 20. In addition, please tell us on what basis you claim ownership of the address "www.vibeventures.com" when it appears to belong to Vibrant Development Group LLC.

Dilution of the Price You Pay for Your Shares, page 13

17.   The added language in this section indicates that you must sell a minimum number of shares. You also state on page 14 that you will remove funds from your bank account when you receive a minimum of $4,000. Further, risk factor (1) on page 10 mentions "minimum conditions of this offering." This is inconsistent with other disclosure throughout the document, where you state that there is no offering minimum. For example, you state on the cover page that "there is no minimum amount of shares that we must sell." Please advise or revise your document throughout for consistency. Your revised document must state, if true, that there are no offering conditions or, alternatively, clearly and unambiguously disclose all offering conditions.

18.   Please explain to us how you calculated the net tangible book value in this section. Also update and reconcile the computations on page 19. To the extent that you revise the net tangible book value amounts, you should revise all calculations based on this number.

19.   You state in the second paragraph that a material change, such as an extension of the offering period beyond 180 days, entitles an investor to have their funds returned. Please expand your disclosure to explain how this right will operate should you extend your offering 90 days following the 180-day period, as you disclose on the cover page and on page 17. Also reconcile all inconsistent disclosure, such as on page 3 where you state that "[u]pon receipt, offering proceeds will be … used to conduct [y]our business and operations."

Percent of Net Proceeds Received, page 17

20.   Please reconcile your offering expenses on this table with your statement on page 12 that you "expect to incur offering expenses estimated [at] approximately $5,000." In addition, revise your page number reference in the last sentence on page 17.

Determination of Offering Price, page 17

21.   The offering price in this section of $.001 per share differs from disclosure elsewhere in your prospectus. Please reconcile.

Dilution, page 19

22.   The information in this section is as of October 31, 2010 and October 31, 2012. Please update.

Our Business

Business Summary and Background, page 20

23.   You state in the first paragraph that you "are developing a website." This same disclosure appears in your Registration Statement filed December 29, 2009. Please expand your disclosure in this section to explain the progress, if any, since your initial filing. Describe what has been accomplished and what remains to be accomplished to have a workable website of the type you plan to develop and operate. On page 21 you state that you have not conducted development of your advertising system, but then state that you are near the end stages of system development. Please reconcile these seemingly inconsistent statements. In your revised disclosure, explain the purpose of the $53,810 in "Professional Fees" included in your Statement of Operations on page 55.

Management's Discussion Analysis or Plan of Operations, page 23

24.   The amounts allocated to specific uses in the table on page 34 differ from the amounts
        allocated in the table on page 18. Please reconcile.

25.   In an appropriate place in this section of your document, please provide a discussion of
        your line of credit with Catalyst Capital Group, including the amounts currently owed.
        Also file any related agreements as exhibits.

General Working Capital, page 25

26.   Please update the value of your assets and liabilities that you disclose on page 26.

Involvement in Certain Legal Proceedings, page 28

27.   Eliminate the "we are not aware" qualification relating to the legal proceeding disclosure,
        and expand the period addressed to ten years. See paragraph (f) of Item 401 of
        Regulation S-K.

Directors and Executive Officers, page 29

28.   You indicate that your disclosure in this section is as of October 31, 2010. Please update.
        Likewise, update your disclosure under the caption "Code of Ethics."

Certain Relationships and Related Transactions, page 31

29.   In your balance sheet for October 31, 2012 you disclose what appear to be related party
        liabilities in the amount of $42,090, and increase from the related party payable of
        $21,670 at the prior year end. Please tell us why you do not believe that you are required
        to disclose those transactions in this section of your document. Refer to Item 404 of
        Regulation S-K.

Description of Securities, page 32

30.   Please update the number of shares issued and authorized.

Indemnification for Securities Act Liabilities, page 36

31.   Refer to the second sentence in this section. Please tell us which provisions in your
        Articles of Incorporation preclude shareholders from "recover[ing] damages against a
        Director or officer for breach of the fiduciary duty of care as a Director or officer
        (including breaches resulting from negligent or grossly negligent behavior)."

Experts, page 36

32.   Please eliminate the reference to a report of your auditor on financial statements for the period ended October 31, 2013.

Report of Independent Registered Public Accounting Firm, page 44

33.   We note that you do not present any cash amounts as of October 31, 2011, October 31, 2012, or as of April 30, 2013. Similarly, we note during this time that your accounts payable has increased. Please clarify to us how you have paid your independent registered public accounting firm during this time for its audits of your financial statements. If you have not paid for these audit services, please have your auditor explain to us how he determined that he is independent. Refer to paragraph 52 of Section 191 of the AICPA's Code of Professional Conduct.

Financial Statements, page 45

34.   We note that the amounts contained in the October 31, 2011 columns in the financial statements that begin on page 45 do not tie to the October 31, 2011 columns in the financial statements that begin on page 38. Please revise accordingly. Please explain why the October 31, 2011 financial statements beginning on page 38 and the October 31, 2012 financial statements beginning on page 45 are identified as "Unaudited." We note the respective audit reports identify these financial statements as being audited.

Notes to the Financial Statements, page 56

35.   Please provide a subsequent events footnote disclosure to disclose the date through which subsequent events have been evaluated. Refer to FASB ASC 855-10-50.

Exhibits, page 62

Exhibits 3.1 and 99.b

36.   It appears that you filed your Articles of Incorporation and Bylaws with your April 4, 2011 amendment. Please advise or revise to incorporate from the appropriate filing.

Exhibit 5.1

37.   We reissue comment 9 in our letter dated March 15, 2011 as the opinion continues to limit its scope to a registration statement filed on a specific date. It also refers to the registration statement filed on April 4, 2011 as the "initial filing" when it is amendment no. 8. Please remove the limitation on scope or explain to us why it is necessary to support the opinion.

38.   The date of the legality opinion is May 4, 2011. You will need to submit a revised opinion of counsel that is dated near the time of desired effectiveness.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3462 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief—Legal